UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number: 001-15094

Mobile TeleSystems Public Joint Stock Company

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MTS Completes Successful Book Build for Second Issue of Floating-Rate Exchange-Traded Bonds

November 15, 2023

Moscow. PJSC MTS (MOEX: MTSS), a digital ecosystem, announces the completion of book building for the placement of an issue of five-year exchange-traded bonds (002P-02 series) in the amount of RUB 13,5 billion with a floating coupon rate of RUONIA + 1.25% per annum.

The bonds have a face value of RUB 1,000 and a coupon period of 91 days. The placement price is 100% of the face value. The provisional placement date is November 22, 2023.

The book build took place on November 14, 2023. The initial benchmark spread of RUONIA + 1.40% was lowered twice during the book build, finally settling at 1.25% per annum. The final amount of the issue increased to RUB 13.5 billion, up from the RUB 10 billion first announced.

“Our decision to place a second issue of floating-rate bonds was driven by the high level of demand that we saw from investors during the placement of a four-year issue several weeks ago. Being able to offer a spread of 125 bps over RUONIA while simultaneously increasing the maturity period from four to five years demonstrates that there is strong interest on the part of market players in our floating-rate bonds,” said Alexander Smirnov, Director of MTS’s Corporate Finance and Treasury Department.

The bonds have been included in Moscow Exchange’s Level 1 quotation list. Both Expert RA and NCR are expected to assign credit ratings for the securities. BK Region, Gazprombank, the investment bank Sinara and Rosselkhozbank were lead managers for the placement, and BK Region was also the placement agent.

The funds raised will be used to refinance the company’s current debt and for general corporate purposes.

* * *

For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems Public Joint Stock Company

Tel: +7 495 223 2025

E-mail: ir@mts.ru

* * *

Mobile TeleSystems Public Joint Stock Company (“MTS” – MOEX: MTSS) is Russia’s ecosystem providing network-native digital services and largest mobile operator. The company offers a full range of solutions for consumers and business customers across wireless and wireline connectivity; over-the-top, linear, and satellite television; digital-first banking and financial services; as well as unified communications, cloud computing and IoT. There are more than 88 million mobile subscribers using MTS services across the company’s operations in Russia, Armenia, and Belarus, including more than 80 million subscribers in Russia alone. In addition, MTS has a nationwide network of more than 4,700 owned and franchised retail outlets in Russia, and provides nearly 10 million clients with broadband, TV, and/or fixed-line telephone connectivity, over 11.7 million users – with OTT and pay TV services. The number of ecosystem clients exceeds 14 million. MTS’s shares are listed on the Moscow Exchange under the ticker MTSS. For more information, please visit the company’s Investor Relations website at ir.mts.ru.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including the ongoing geopolitical situation relating to the conflict in Ukraine, the expansion of sanctions imposed on the Russian Federation by the United States, European Union and United Kingdom, volatility in interest and exchange rates (including fluctuations of the value of the Russian ruble against the U.S. dollar and the Euro), commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PUBLIC JOINT STOCK COMPANY

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: November 15, 2023